UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  September 15, 2015

OLIN CORPORATION
(Exact name of registrant as specified in its charter)

Virginia	1-1070	13-1872319
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

190 Carondelet Plaza, Suite 1530 Clayton, MO (Address of principal executive offices)	63105 (Zip Code)

(314) 480-1400 (Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07.             Submission of Matters to a Vote of Security Holders.

As previously disclosed, on March 27, 2015, Olin Corporation (“Olin”) and The Dow Chemical Company (“TDCC”) announced that they and certain affiliates had entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated March 26, 2015 among Olin, TDCC, Blue Cube Acquisition Corp. (“Merger Sub”) and Blue Cube Spinco Inc. (“Splitco”), pursuant to which, subject to the terms and conditions of the Merger Agreement and a Separation Agreement dated March 26, 2015 between TDCC and Splitco,  (1) TDCC will transfer its U.S. Chlor-Alkali and Vinyl, Global Chlorinated Organics and Global Epoxy businesses to Splitco, (2) TDCC will distribute Splitco’s stock to TDCC’s shareholders by way of a split-off or a combination of a split-off and a spin-off, and (3) Merger Sub will merge with and into Splitco, with Splitco as the surviving corporation (the “Merger”).

On September 15, 2015, Olin held its special meeting of shareholders.  At the special meeting, Olin’s shareholders voted on the following items of business relating to the transaction with TDCC, each of which is described more detail in the Olin’s definitive proxy statement filed with the United States Securities and Exchange Commission on August 17, 2015.  The results of the matters presented at the special meeting, based on the presence in person or by proxy of holders of 57,972,954 shares of the 77,527,437 shares of Olin common stock entitled to vote, were as follows:

Proposal No. 1 was to approve the issuance of shares of Olin common stock in the Merger (the “Share Issuance”). This proposal was approved as follows:

For	Against	Abstain
56,648,616	1,053,600	270,737

Proposal No. 2 was to approve an amendment to Olin’s Amended and Restated Articles of Incorporation to increase the number of authorized shares of Olin common stock from 120,000,000 to 240,000,000 (the “Charter Amendment”). This proposal was approved as follows:

For	Against	Abstain
56,581,442	1,120,299	271,212

Since there were sufficient votes at the time of the special meeting to approve the Share Issuance and the Charter Amendment, the proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies was not called for a vote at the special meeting.

Item 8.01.             Other Events.

On September 15, 2015, Olin issued a press release announcing the results of the vote at the Special Meeting, which press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01(d).    Financial Statements and Exhibits.

(d)            Exhibits

Exhibit No.	Description
99.1	Press release announcing results of the special meeting, dated September 15, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OLIN CORPORATION
By:	/s/ George H. Pain
	Name:	George H. Pain
	Title:	Senior Vice President, General Counsel and Secretary

Date:  September 15, 2015